Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-152331

COASTAL CAROLINA BANCSHARES, INC.

A Proposed Bank Holding Company for

COASTAL CAROLINA NATIONAL BANK

(Proposed)

Offering of up to 3,000,000 shares of Common Stock

Supplement to Prospectus

Dated September 8, 2008

This document supplements our prospectus dated September 8, 2008, as previously supplemented by Prospectus Supplement dated November 24, 2008 (the Prospectus), pursuant to which we are offering up to 3,000,000 shares of common stock at $10.00 per share.

Extension of Offering

The offering was scheduled to expire on January 31, 2009, subject to our right to extend the offering for one or more periods up to June 20, 2009.  We have decided to extend the offering through April 30, 2009, subject to our right to terminate the offering earlier, or to further extend it from time to time up to a date no later than June 20, 2009.  We hope to begin banking operations within a few weeks of raising our minimum level of capital.

Line of Credit Borrowing

On January 29, 2009, we established an additional $1 million line of credit with a bank to fund operating expenses during the organization of Coastal Carolina Bancshares, Inc. and its proposed banking subsidiary, Coastal Carolina National Bank.  The line is uncollateralized and has a limited guaranty by the 21 organizers.  The line bears a variable rate of interest at the three-month LIBOR rate plus a margin of 1.65 percent, with a floor of 5.50 percent, and matures on July 29, 2009.  Interest is due on a monthly basis and the unpaid principal balance is due at maturity.  It is expected the first draw on this line of credit will occur in February 2009.  As of January 28, 2009, the principal balance outstanding under the existing $2 million line of credit was $1.8 million.

TO THE EXTENT ANY INFORMATION SET FORTH IN THIS SUPPLEMENT IS INCONSISTENT WITH OR CONTRARY TO THE INFORMATION SET FORTH IN THE PROSPECTUS, THE INFORMATION SET FORTH HEREIN SHALL SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS.  THIS SUPPLEMENT DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERING AND INFORMATION RELATING TO OUR COMPANY.  PROSPECTIVE INVESTORS SHOULD READ THE PROSPECTUS AND THIS SUPPLEMENT IN THEIR ENTIRETY PRIOR TO SUBSCRIBING FOR SHARES OF THE COMMON STOCK.

The date of this Supplement is January 29, 2009

Forward-Looking Statements

The Prospectus and this Supplement contain “forward-looking statements” about us and our operations, performance, financial condition and likelihood of success. These statements are based on many presumptions and estimates. Our actual results will depend on a number of factors, including many that are beyond our control. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan”, “hope” and “estimate,” as well as similar expressions, identify forward-looking statements. Because forward-looking statements involve risks and uncertainties that are beyond our control, actual results may differ materially from those expected in the forward-looking statements. We discuss what we believe are the most significant of these risks, uncertainties and other factors under the heading “Risk Factors” in the Prospectus, and under the heading “Additional Risk Factors” in the Prospectus Supplement dated November 24, 2008.

All forward-looking statements herein are based on information available to us as of the date of this Supplement.  We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary

To fully understand this offering, you should read the entire Prospectus carefully.  We formed Coastal Carolina Bancshares, Inc. on February 28, 2008, to organize and serve as the holding company for Coastal Carolina National Bank, a proposed new national bank to be headquartered in Myrtle Beach, South Carolina (the Bank).  We intend to operate under a community banking philosophy that seeks to develop broad customer relationships based on service and convenience while maintaining a conservative approach to lending and strong asset quality.  We plan to offer our customers, primarily professionals and small and medium-sized businesses, a variety of traditional loan and deposit products, which we tailor to their specific needs.  Making high quality, profitable loans, which result in long-standing relationships with our borrowers, will be the cornerstone of our approach to business.

We believe our emphasis on personal service will put us at a competitive advantage relative to the other banks in our market area and will be an instrumental contributing factor to the growth we hope to experience.  We believe our success will be built on the strength of our management team and board of directors, a conservative credit culture, the growth characteristics of the market in which we will operate and our ability to expand our franchise by attracting seasoned bankers.